UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

May 31, 2022

Company:	Mizuho Financial Group, Inc.
Representative:	President & Group CEO Masahiro Kihara
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code:	8411 (Prime Market of Tokyo Stock Exchange)

Announcement of Possible Irrecoverability or Delayed Collection of Claims

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the claims on Marelli Holdings Co., Ltd. and its subsidiaries (hereinafter referred to as the “Company” and the “Companies”) held by Mizuho Bank, Ltd., a subsidiary of MHFG, may be delayed or become irrecoverable due to the developments described below.

1. Outline of the subsidiary of MHFG

(1) Company Name:	Mizuho Bank, Ltd.

(2) Address:	1-5-5 Otemachi, Chiyoda-ku, Tokyo

(3) Representative:	Kato Masahiko, President & CEO

(4) Line of Business:	Banking

(5) Capital Stock:	1,404 billion yen

2. Outline of the Company

(1) Company Name:	Marelli Holdings Co., Ltd.

(2) Address:	2-1917 Nisshin-cho, Kita-ku, Saitama-city Saitama

(3) Representative:	Hiroshi Moriya, Representative Director David John Slump, Representative Director

(4) Line of Business:	Management of auto-parts manufacturing subsidiaries

(5) Capital Stock:	100 million yen

(6) Date of Foundation:	October 6, 2016

3. Relevant Developments

The Companies commenced proceedings for the Turnaround ADR* on March 1, 2022. At the creditors’ meeting held on May 31, 2022, the Companies presented the business revitalization plan to creditors, including Mizuho Bank., Ltd..

4. Amount and type of claims on the Companies (as of April 30, 2022)

Loans and other: 388.5 billion yen

(Percentage to MHFG Consolidated Net Assets as of March 31, 2022: 4.2%)

5. Forecast of MHFG’s financial results

With regard to the above claims, we have already applied the necessary accounting treatment, and there is no revision to MHFG’s Consolidated Earnings Estimates and Dividend Estimates for the fiscal year ending March 31, 2023.

We will continue to monitor the progress of the Turnaround ADR* procedure and to make the appropriate disclosure as necessary.

*	Alternative Dispute Resolution.

End

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding earnings estimates for fiscal 2022 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.